February 16, 2021
CORRESPONDENCE VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attention:    SiSi Cheng
Anne Mcconnell
Sergio Chinos
Asia Timmons-Pierce
Re: Kratos Defense & Security Solutions, Inc.
Form 10-K for Fiscal Year Ended December 29, 2019
Filed February 24, 2020
Form 8-K Filed October 29, 2020
File No. 001-34460
We are providing to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) the response of Kratos Defense & Security Solutions, Inc. (the “Company,” “Kratos” or “we”) to the comments in your letter dated January 25, 2021 regarding the Company’s Form 10-K for the fiscal year ended December 29, 2019, filed with the SEC on February 24, 2020, and the Company’s Form 8-K filed on October 29, 2020. For your convenience, we have reproduced your comments in bold below.
Form 8-K Filed October 29, 2020
Exhibit 99.1
1. We acknowledge your response to prior comment 3. For a non-GAAP performance measure, Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures requires the inclusion of both current and deferred income tax expense. Please revise your future press releases accordingly.
Response:

In response to the Staff’s comment, we respectfully acknowledge that we are required to include both current and deferred income tax expense for non-GAAP performance measures. We will provide this information in future press releases.

If you have any further questions, please feel free to contact me at (858) 812-7321.
Sincerely,
/s/ Deanna H. Lund

Deanna H. Lund
Executive Vice President and Chief Financial Officer
Cc: Kratos Senior Vice President and General Counsel – Marie Mendoza